                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                           NATIONAL MEDIA CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   636919102
                                 (CUSIP Number)


                              R. Christopher Weber
          Senior Vice President, Chief Financial Officer and Secretary
                          Jacor Communications Company
                    50 East RiverCenter Boulevard, 12th Floor
                            Covington, Kentucky 41011
                                 (606) 655-2267
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 23, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1 (e), 240.13d-1 (f) or 240.13d-1 (g), check the following box ___.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  636919102
1.   NAMES OF REPORTING PERSONS
     S.S. or I.R.S. Identification Nos. of Above Persons

              Jacor Communications Company
              59-2054850

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) ____
                                                          (b)  X
                                                              ____

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

              WC, OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

              N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

NUMBER OF                  7.       SOLE VOTING POWER
  SHARES                            N/A
BENEFICIALLY
  OWNED BY                 8.       SHARED VOTING POWER
  EACH                              8,319,472 (See Items 5 and 6)
REPORTING
  PERSON                   9.       SOLE DISPOSITIVE POWER
  WITH                              N/A

                           10.      SHARED DISPOSITIVE POWER
                                    8,319,472 (See Items 5 and 6)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    8,319,472 (See Items 5 and 6)

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

              N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              24.6% of Common Stock

14.  TYPE OF REPORTING PERSON*

                   CO, HC
*(See Instructions)

ITEM 1.  SECURITY AND ISSUER

         The name of the issuer is National Media Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1581 Ventura Boulevard, Suite 570, Encino, California 91416. The class of the Company's securities to which this Schedule 13D relates is its Common Stock, par value $0.01 per share ("Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) Jacor Communications Company ("JCC") is a Florida corporation and is a wholly owned subsidiary of Jacor Communications, Inc., a Delaware corporation ("Jacor"). Both JCC and Jacor have their principal executive offices located at 50 East RiverCenter Boulevard, 12th Floor, Covington, Kentucky 41011. Jacor is the nation's second largest radio company measured by total stations. As of October 8, 1998, including announced pending acquisitions, Jacor owns, operates or represents 230 radio stations in 55 broadcast areas and WKRC-TV in Cincinnati. Additionally, Jacor and its wholly owned subsidiary, Premiere Radio Networks, combine to form the third largest provider of syndicated radio programming in the country, syndicating the nation's leading radio talk shows which include The Rush Limbaugh Show, The Dr. Laura Schlessinger Show, Dr. Dean Edell and Art Bell's overnight programs, "Dreamland" and "Coast to Coast." Jacor also owns NSN Network Services, a satellite systems integration company that provides design, communications technology and support to establish and maintain global satellite connectivity to companies worldwide.

         The name, business address and principal occupation of each director of JCC are as follows:

Name and Business Address                    Principal Occupation
-------------------------                    ---------------------
R. Christopher Weber                         Senior Vice President, Chief Financial Officer and
50 East RiverCenter Boulevard                Assistant Secretary of Jacor
12th Floor
Covington, KY 41011

Jon M. Berry                                 Senior Vice President and Treasurer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

         The name, business address and principal occupation of each executive officer of JCC are as follows:

Name and Business Address                    Principal Occupation
-------------------------                    ---------------------
Randy Michaels                               Chief Executive Officer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Robert L. Lawrence                           President and Chief Operating Officer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

R. Christopher Weber                         Senior Vice President, Chief Financial Officer
50 East RiverCenter Boulevard                and Assistant Secretary of Jacor
12th Floor
Covington, KY 41011

Jon M. Berry                                 Senior Vice President and Treasurer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

David H. Crowl                               President/Radio Division of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Paul F. Solomon                              Senior Vice President, General Counsel and
50 East RiverCenter Boulevard                Secretary of Jacor
12th Floor
Covington, KY 41011

Jerome L. Kersting                           Senior Vice President of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

         Jacor is the parent holding company of JCC. Zell/Chilmark Fund L.P., a Delaware limited partnership (the "Zell/Chilmark"), is a controlling person of Jacor. The sole general partner of Zell/Chilmark is ZC Limited Partnership, an Illinois limited partnership ("ZC Limited"). The sole general partner of ZC Limited is ZC Partnership, a Delaware general partnership ("ZC"). ZC's general partners are ZC, Inc., an Illinois corporation ("ZCI") and CZ, Inc., a Delaware corporation ("CZI").

         ZCI is wholly owned and controlled by Samuel Zell. Samuel Zell, as trustee of the Samuel Zell Revocable Trust dated January 17, 1990 (the "SZ Trust"), is the sole shareholder of ZCI. Mr. Zell is also the beneficiary of the SZ Trust. CZI is wholly owned and controlled by David M. Schulte, its sole shareholder.

         The principal executive offices of Zell/Chilmark, ZC Limited, ZC and ZCI are located at Two North Riverside Plaza, Chicago, IL 60606. The principal executive offices of CZI are located at 875 North Michigan Avenue, Chicago, Illinois 60611.

         The name, business address and principal occupation of each director of Jacor are as follows:


Name and Business Address                    Principal Occupation
-------------------------                    ---------------------
John W. Alexander                            President of Mallard Creek Capital Partners, Inc.,
229 N. Church Street                         primarily an investment company with investments
Suite 200                                    in real estate and development companies; Partner
Charlotte, NC 28202                          of Meringoff Equities, a real estate and investment
                                             company; Trustee of Equity Residential Properties
                                             Trust, a real estate investment trust

Peter C.B. Bynoe                             Partner in the Chicago-based law firm of
203 N. LaSalle Street                        Rudnick & Wolfe
Chicago, IL 60601

Rod F. Dammeyer                              Managing Director of EGI Corporate Investments,
Two North Riverside Plaza                    a division of Equity Group Investments, Inc., a
Chicago, IL 60606                            privately owned investment and management
                                             company

F. Philip Handy                              Managing Director of EGI Corporate Investments,
200 E. New England Avenue                    a division of Equity Group Investments, Inc., a
P.O. Box 3090                                privately owned investment and management
Winter Park, FL 32790                        company

Marc Lasry                                   Executive Vice President of Amroc Investments,
335 Madison Avenue                           Inc., a private investment firm
26th Floor
New York, NY 10017

Robert L. Lawrence                           President and Chief Operating Officer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Randy Michaels                               Chief Executive Officer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

                                       5

Sheli Z. Rosenberg                           President and Chief Executive Officer of Equity
Two North Riverside Plaza                    Group Investments, Inc., a privately owned
Chicago, IL 60606                            investment and management company; Vice Chair
                                             of Jacor

Mary Agnes Wilderotter                       President and Chief Executive Officer of Wink
1001 Marina Village Pkwy.                    Communications Inc., a leading interactive media
Alameda, CA 94501                            company

Samuel Zell                                  Chairman of the Board of Equity Group Investments,
Two North Riverside Plaza                    Inc., a privately owned investment and management
Chicago, IL 60606                            company; Chairman of Jacor

         The name, business address and principal occupation of each executive officer of Jacor are as follows:

Name and Business Address                    Principal Occupation
-------------------------                    ---------------------
Samuel Zell                                  Chairman of the Board of Equity Group Investments,
Two North Riverside Plaza                    Inc., a privately owned investment and management
Chicago, IL 60606                            company; Chairman of Jacor

Sheli Z. Rosenberg                           President and Chief Executive Officer of Equity
Two North Riverside Plaza                    Group Investments, Inc., a privately owned
Chicago, IL 60606                            investment and management company; Vice Chair
                                             of Jacor

Randy Michaels                               Chief Executive Officer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Robert L. Lawrence                           President and Chief Operating Officer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

David H. Crowl                               President/Radio Division of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011


                                       6

R. Christopher Weber                         Senior Vice President, Chief Financial Officer and
50 East RiverCenter Boulevard                Assistant Secretary of Jacor
12th Floor
Covington, KY 41011

Jon M. Berry                                 Senior Vice President and Treasurer of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

John Hogan                                   Senior Vice President of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Jerome L. Kersting                           Senior Vice President of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Thomas P. Owens                              Senior Vice President- Programming of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Paul F. Solomon                              Senior Vice President, General Counsel and
50 East RiverCenter Boulevard                Secretary of Jacor
12th Floor
Covington, KY 41011

Jay Meyers                                   Senior Vice President of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Pamela C. Taylor                             Senior Vice President- Corporate Communications
50 East RiverCenter Boulevard                of Jacor
12th Floor
Covington, KY 41011

Martin R. Gausvick                           Vice President- Finance of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

Alfred Kenyon III                            Vice President- Engineering of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011


                                     7

Nicholas Jan Miller                          Vice President- Marketing of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

William P. Suffa                             Vice President- Strategic Development of Jacor
50 East RiverCenter Boulevard
12th Floor
Covington, KY 41011

         The name, business address, principal occupation and position with ZCI of each director and executive officer of ZCI are as follows:

Name and Business Address                    Principal Occupation and Position with ZCI
-------------------------                    ------------------------------------------
Samuel Zell                                  Chairman of the Board of Equity Group Investments,
Two N. Riverside Plaza                       Inc., a privately owned investment and management
Chicago, IL 60606                            company; Sole director and President of ZCI

Sheli Z. Rosenberg                           President and Chief Executive Officer of Equity
Two N. Riverside Plaza                       Group Investments, Inc., a privately owned
Chicago, IL 60606                            investment and management company; Vice
                                             President of ZCI

Arthur A. Greenberg                          Principal of the accounting firm  of Arthur A.
Two N. Riverside Plaza                       Greenberg, CPA; Vice President and Treasurer of
Chicago, IL 60606                            ZCI

Rod F. Dammeyer                              Managing Director of EGI Corporate Investments,
Two N. Riverside Plaza                       a division of Equity Group Investments, Inc., a
Chicago, IL 60606                            privately owned investment and management
                                             company; Vice President of ZCI

Donald J. Liebentritt                        Principal in the law firm of Rosenberg & Liebentritt,
Two N. Riverside Plaza                       P.C. and Executive Vice and General Counsel of
Chicago, IL 60606                            Equity Group Investments, Inc., a privately owned
                                             investment and management company; Vice
                                             President of ZCI

         The name, business address, principal occupation and position with CZI of each director and executive officer of CZI are as follows:

Name and Business Address                    Principal Occupation and Position with ZCI
-------------------------                    ------------------------------------------
David M. Schulte                             Managing general partner  of Chilmark Partners,
875 N. Michigan Avenue                       L.P., a merchant banking firm that specializes in
Chicago, IL 60611                            providing corporate and investment banking
                                             advice to companies on the restructuring
                                             of their businesses in conjunction with
                                             recapitalizations; Sole director, President, Secretary
                                             and Treasurer of CZI

Joel S. Friedland                            General partner of Chilmark Partners, L.P.; Vice
875 N. Michigan Avenue                       President and Assistant Secretary of CZI
Chicago, IL 60611

Matthew Rosenberg                            General partner of Chilmark Partners, L.P.;
875 N. Michigan Avenue                       Vice President and Assistant Secretary of CZI
Chicago, IL 60611

         (d) -(e) During the last five years, neither JCC, nor to the best of JCC's knowledge, Jacor, the Zell/Chilmark, ZC Limited, ZC, ZCI, CZI or any of the directors or executive officers of JCC, Jacor, the Zell/Chilmark, ZC Limited, ZC, ZCI or CZI, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All individuals described in this Item 2 are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         NM Acquisition Co., LLC, a Delaware limited liability company ("ACO"), was formed in July 1998. Pursuant to its Operating Agreement, ACO was formed to purchase securities of the Company as set forth below in Item 4.

         In August 1998, JCC subscribed to purchase a membership interest in ACO for an aggregate purchase price of $10,000,000. The source of these funds was from JCC's working capital.

         As more fully described below in Item 4, ACO, upon its dissolution, distributed the various securities of the Company described below in Item 5 to JCC.

ITEM 4.  PURPOSE OF TRANSACTION

         On August 11, 1998, ACO entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with the Company pursuant to which ACO would, subject to the satisfaction of certain conditions including approval by the stockholders of the Company, purchase from the Company a minimum of 20,000 and a maximum of 22,000 shares of the Company's Series E Convertible Preferred Stock ("Series E Stock"), for a minimum aggregate purchase price of $20,000,000 and a maximum aggregate purchase price of $22,000,000.

         On August 12, 1998, pursuant to a Letter Agreement (the "Letter Agreement") with the Company, Capital Ventures International, a Cayman Islands partnership, and RGC International Investors, LDC, a Cayman Islands limited duration company, ACO purchased: (i) 10,000 shares of the Company's Series D Convertible Preferred Stock ("Series D Stock"); and warrants ("Warrants") to purchase up to 992,942 shares of Common Stock, for an aggregate purchase price of $10,000,000.

         The purpose of the transactions described above was to: (i) cause ACO to acquire additional securities of the Company and thereby cause ACO to acquire a controlling interest in the Company, (ii) have the Company adopt a Certificate of Designations, Preferences and Rights of the Series E Stock,
(iii) allow ACO to have the right to appoint a majority of the Directors of the Company and reduce the number of Directors to seven; (iv) appoint Stephen
C. Lehman as the Company's Chief Executive Officer; and (v) increase the Company's issued and authorized capital stock to allow for the issuance and conversion of the Series E Stock. The preceding descriptions of the Stock Purchase Agreement and the Letter Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of those agreements. The Stock Purchase Agreement and the Letter Agreement are exhibits hereto and their provisions are incorporated herein by reference.

         On Friday, October 23, 1998, after the approval of the transaction by the stockholders of the Company, ACO completed its purchase of 20,000 shares of Series E Stock from the Company pursuant to the Stock Purchase Agreement. Also on October 23, 1998, ACO, pursuant to its Operating Agreement, dissolved and distributed in kind the securities of the Company held by it to its members, including the securities listed below in Item 5 to JCC.

         Except as described above, JCC has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The percentages of outstanding Common Stock of the Company reported in this Item 5 are based on an amount of 25,466,937 shares of Common Stock outstanding, which is the number of shares of Common Stock outstanding as of September 18, 1998, as set forth in the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on September 23, 1998. As to each item below, the number of outstanding shares of Common Stock has been increased to reflect the issuance of additional shares of Common Stock pursuant to a conversion by JCC of that particular security.

         (a) JCC may be deemed to be the beneficial owner of 8,319,472 shares of Common Stock, which would be 24.6% of the shares of Common Stock, as follows:

             (i) JCC holds 3,561.2 shares of the Company's Series D Stock, which (after the satisfaction or waiver of certain conditions contained in the Shareholders Agreement) could be converted into 3,318,532.3 shares of Common Stock, or 11.5% of the shares of Common Stock;

             (ii)  JCC holds 6,971 shares of the Company's Series E
                   Stock, which (after the satisfaction or waiver of certain conditions contained in the Shareholders
                   Agreement) could be converted into 4,647,333.3 shares of Common Stock, or 15.4% of the shares of Common Stock; and

             (iii) JCC holds 353,606 Warrants to purchase shares of the
                   Company's Common Stock which (after the satisfaction or waiver of certain conditions contained in the Shareholders Agreement) could be exercised for up to 353,606 shares of Common Stock, or 1.4% of the shares of Common Stock.

         (b) The Shareholders Agreement described below in Item 6 restricts JCC's ability to dispose of securities of the Company held by it. Also, pursuant to the Shareholders Agreement, JCC has granted an irrevocable proxy to Temporary Media Co., LLC, a Delaware limited liability company ("TMC"), with respect to all shares of capital stock of the Company owned by JCC. Therefor, JCC has only a shared power to vote or direct the vote or dispose or direct the disposition of the 8,319,472 shares of Common Stock (24.6% of the outstanding shares of Common Stock) deemed to be held by it. The descriptions of the Shareholders Agreement contained herein are not intended to be complete and are qualified in their entirety by reference to the full text of the Shareholders Agreement, which is an exhibit hereto and is incorporated herein by reference.

         TMC's principal office is located at 15821 Ventura Boulevard, Suite 570, Encino, California 91436 and its principal business is the provision of management consulting services to the Company. To the best of JCC's knowledge, during the last five years, neither TMC nor any of the directors or executive officers of TMC have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c)      None, except as disclosed in Items 3 and 4 above.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to ACO's Operating Agreement and as a condition for the dissolution of ACO and the distribution of the Company's securities to JCC, JCC entered into the Shareholders' Agreement dated as of October 23, 1998 (the "Shareholders Agreement") with the Company and all of the other members of ACO. The Shareholders Agreement restricts JCC's ability to sell or transfer any of the Series D Stock, Series E Stock, Warrants or Common Stock of the Company held by it and also restricts JCC's ability to convert or exercise Series D Stock, Series E Stock or Warrants into Common Stock. Also pursuant to the Shareholders Agreement, JCC has granted an irrevocable proxy to TMC with respect to all shares of capital stock of the Company owned by JCC. The descriptions of the Shareholders Agreement contained herein are not intended to be complete and are qualified in their entirety by reference to the full text of the Shareholders Agreement which is an exhibit hereto and is incorporated herein by reference.

         Please see Item 5 (b) above for information concerning TMC.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Stock Purchase Agreement dated as of August 11, 1998 by and between the Company and ACO. Incorporated by reference to
           Exhibit 10.1 to the Company's Current Report on Form 8-K dated
           August 13, 1998.*

Exhibit 2 Letter Agreement dated as of August 10, 1998 by and between the Company, ACO, RGC International Investors, LDC and Capital
           Ventures International. Incorporated by reference to Exhibit
           10.4 to the Company's Current Report on Form 8-K dated
           August 13, 1998.*

Exhibit 3 Shareholders' Agreement dated as of October 23, 1998 by and among the Company, JCC and the other persons described on the signature pages thereto.

Exhibit 4 Form of Irrevocable Proxy dated as of October 23, 1998 to be executed by JCC and each other member of ACO. (Included as Exhibit
           A to the Shareholders' Agreement).

-----------------------------
* Incorporated by reference.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               JACOR COMMUNICATIONS COMPANY


                               By: /s/ R. Christopher Weber
                                   --------------------------------------------
                                   R. Christopher Weber, Senior Vice President,
                                   Chief Financial Officer and Secretary


Date: November 2, 1998